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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  April 2005

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F [ ]             Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                    Yes [ ]                   No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                    Yes [ ]                   No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                    Yes [ ]                   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NEUROCHEM INC.

April 20, 2005

                                    By:  /s/ David Skinner
                                         ---------------------------------------
                                         David Skinner
                                         General Counsel and Corporate Secretary

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                                  FORM 51-102F3
                             MATERIAL CHANGE REPORT



ITEM 1   NAME AND ADDRESS OF COMPANY

         Neurochem Inc. ("Neurochem")
         275 Armand-Frappier Blvd.
         Laval, Quebec
         H7V 4A7


ITEM 2   DATE OF MATERIAL CHANGE

         April 18, 2005


ITEM 3   NEWS RELEASE

         A press release was disseminated by Canada Newswire on April 18, 2005 from Montreal, Quebec.


ITEM 4   SUMMARY OF MATERIAL CHANGE

         Neurochem (International) Limited, a wholly-owned subsidiary of Neurochem, announced preliminary results from the Phase II/III clinical study for its investigational product candidate Fibrillex(TM) for the treatment of Amyloid A (AA) Amyloidosis.


ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

         Phase II/III was the largest placebo-controlled study ever done in this patient population. There were 183 patients enrolled in the Phase II/III clinical trial: 89 on Fibrillex(TM) and 94 on placebo. Patients were treated for 24 months. The objective of the study was to determine the ability of Fibrillex(TM) to treat AA Amyloidosis and to assess safety compared with placebo in the patient population with impaired renal function at baseline. The composite primary endpoint of the study included kidney function measurements and death and called for a 20 percent absolute difference in the number of patients stabilized/improved between the Fibrillex(TM) and placebo groups.

         An assessment of the preliminary data on the composite primary endpoint indicates that there were 13.4 percent more patients whose condition remained stable or improved on Fibrillex(TM) compared to placebo (p-value of 0.06). However, Fibrillex(TM) did not achieve the study's pre-specified p-value of 0.01 on the primary endpoint. Preliminary analysis of all parameters of the secondary

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         efficacy endpoints measuring the decline in renal function, including progression to end-stage renal failure/dialysis and slope of decline of creatinine clearance, suggests that Fibrillex has a clinical effect on the course of AA Amyloidosis.

         The preliminary data also suggest Fibrillex(TM) is well tolerated and the overall incidence of adverse events, including serious adverse events, is not significantly different between Fibrillex(TM)-treated and placebo-treated patients.

         Neurochem intends to continue with plans to seek regulatory approval of Fibrillex(TM). As part of this process, Neurochem will pursue discussions about its data with the U.S. Food and Drug Administration
         (FDA) in line with established procedures for its on-going Pilot 2 Program.

         Neurochem plans to complete its analysis of the Phase II/III data and present it to the FDA as soon as possible. It also plans to present data at international medical conferences in the first half of 2005. Neurochem intends to honor its commitment to continue to supply Fibrillex(TM) to any patient receiving the drug through the 24-month on-going open-label extension study.


ITEM 6   RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         This report is not being filed on a confidential basis.


ITEM 7   OMITTED INFORMATION

         N/A


ITEM 8   EXECUTIVE OFFICER

         For further information, please contact Lise Hebert, Vice-President, Corporate Communications, at 450.680.4572.


ITEM 9   DATE OF REPORT

         April 20, 2005



                             (signed) David Skinner
                             --------------------------------------------
                             David Skinner
                             General Counsel and Corporate Secretary